Filed Pursuant to Rule 433
Registration Number 333-166578

NEWS RELEASE

FOR IMMEDIATE RELEASE

December 10, 2010

CAPITOL FEDERAL FINANCIAL, INC.
ANNOUNCES PRELIMINARY RESULTS OF
RESOLICITATION AND COMMUNITY OFFERING

TOPEKA, Kansas - Capitol Federal Financial (NASDAQ:CFFN), announced today that Capitol Federal Financial, Inc., has completed the resolicitation and community offering phase of its stock offering.  On a preliminary basis, approximately 38.5 million shares were subscribed for in the resolicitation and community offering.  This total includes 4.7 million shares subscribed for by Capitol Federal Financial, Inc.’s Employee Stock Ownership Plan, or 4% of the total number of shares being offered at the minimum of the offering range.  In the event that the Company completes the offering above the minimum of the offering range, the ESOP’s subscription will be increased to 4% of the total number of shares actually sold.

The remaining shares are being offered to the public in a syndicated offering.  Sandler O'Neill & Partners, L.P. is acting as sole book-running manager and Keefe, Bruyette & Woods, Inc., Morgan Keegan & Company, Inc., RBC Capital Markets Corporation, Sterne, Agee & Leach, Inc. and Stifel, Nicolaus & Company, Inc. are acting as co-managers for the syndicated offering.

The completion of the conversion and offering is subject to, among other things, selling a minimum of 118,150,000 shares in the offering, receiving all necessary final regulatory approvals and the approval of the plan of conversion and reorganization by the stockholders of Capitol Federal Financial at a meeting to be held on December 15, 2010.  The Company expects to complete the offering as soon as practicable following the stockholders’ meeting.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company’s market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company’s market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial’s SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial’s judgment as of the date of this release. Capitol Federal Financial disclaims, however, any intent or obligation to update these forward-looking statements.

A registration statement relating to these securities has been filed with the SEC. This news release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state.

A proxy statement/prospectus concerning the conversion has been filed with the SEC. Stockholders of CFFN are encouraged to read the proxy statement/prospectus. Investors are able to obtain all documents filed with the SEC free of charge at its website, www.sec.gov.

For further information contact:
John Dicus	Kent Townsend
President and Chief Executive Officer	Executive Vice President and Chief Financial
700 S Kansas Ave.	Officer
Topeka, KS 66603	700 S Kansas Ave.
(785) 231-6370	Topeka, KS 66603
jdicus@capfed.com	(785) 231-6360
ktownsend@capfed.com
Jim Wempe
Vice President, Investor Relations
700 S Kansas Ave.
Topeka, KS 66603
(785) 270-6055
jwempe@capfed.com

The directors, executive officers, and certain other members of management and employees of Capitol Federal Financial are participants in the solicitation of proxies in favor of the conversion from the stockholders of Capitol Federal Financial.  Information about the directors and executive officers of Capitol Federal Financial is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.